Exhibit 99.1

Nisun International Signs Strategic Cooperation with ADM (Shanghai) Management

SHANGHAI, China, Jan 14, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced Liaogang Nisun (Yingkou) Supply Chain Management Co., Ltd. (“Liaogang Nisun”), a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd. and a controlled affiliate of the Company, has signed a strategic cooperative with ADM (Shanghai) Management Co., Ltd (“ADM Shanghai”), a subsidiary of Archer-Daniels-Midland Company (ADM), a global premier agricultural origination and processing company that has been in operation for over one hundred years. The two parties will work together on supply chain transportation services to empower high-quality development of the agricultural supply chain industry.

With challenges associated with multiple circulation steps of agricultural products, long supply chains, and difficulty for famers to sell their products, Nisun continues to focus on the agricultural supply chain and continuously expand its coverage, to link key stages and players of the agriculture supply chain, from agricultural research and development, production, processing, to storage, transportation, sales and marketing, consumption and service. Nisun is dedicated to improving management efficiency and quality of agricultural supply chain projects, and promote the dynamic circulation of the agricultural chain.

This cooperation is an important milestone for Nisun. Under this agreement, Nisun will help efficiently transport products from ADM factories to designated locations across China.

Founded in 1902 and headquartered in Chicago, Illinois, ADM is one of the largest oilseed, corn and wheat processing companies in the world. ADM is consistently ranked for its achievements in the comprehensive processing industry of soybeans, corn, wheat and cocoa, and operates more than 345 food & feed processing locations and over 480 crop procurement facilities worldwide. ADM Shanghai, founded in July 2012, is the regional headquarters of ADM in China, responsible for managing all ADM Group factories in China.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC

Tel: +1 203 682 8233
Email: nisun@icrinc.com